UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Perseon Corporation

(Name of Subject Company (Issuer))

GALIL MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
PUBLIC WARRANTS TO PURCHASE COMMON STOCK

(Title of Classes of Securities)

715270 203	715270 112
(CUSIP Number of Common Stock)	(CUSIP Number of Public Warrants)

Martin J. Emerson	Please send copies of all communications to:
Galil Medical Inc.	Robert K. Ranum, Esq.
4364 Round Lake Road	Fredrikson & Byron, P.A.
Arden Hills, MN 55122	200 South Sixth Street, Suite 4000
Telephone: (877) 639-2796	Minneapolis, MN 55402
Fax: (877) 510-7757	Fax: (612) 492-7077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,777,471	$2,496

*

Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of (i) all outstanding shares of common stock, par value $0.001 per share, of Perseon Corporation, a Delaware corporation, other than Shares owned by Galil Merger Sub, Inc. (“Purchaser”), Galil Medical Inc. (“Parent”) or Galil Medical Ltd. (“Israeli Parent”), at a purchase price of $1.00 per Share, net to the seller in cash, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the “Public Warrants”), at a purchase price of $0.02 per Public Warrant, net to the seller in cash. As of October 26 , 2015, there were 9,766,323 Shares issued and outstanding, none of which Shares are owned by Israeli Parent, Parent or Purchaser, and there were 13,225,000 Public Warrants outstanding, representing 13,225,000 Shares on a fully-diluted basis (none of which Public Warrants are held by Israeli Parent, Parent or Purchaser). In addition, all vested and unvested stock options, which represent 523,942 Shares on a fully-diluted basis (none of which stock options are held by Israeli Parent, Parent or Purchaser), and all remaining warrants other than the Public Warrants, which represent 1,262,206 Shares on a fully-diluted basis (none of which warrants are held by Israeli Parent, Parent or Purchaser), are to be cashed out in connection with the Merger in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 24,777,471 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,496	Filing Party: Galil Medical Ltd., Galil Medical Inc., Galil Merger Sub, Inc.
Form or Registration No.: 005-33905	Date Filed: November 5, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed by Galil Medical Ltd., an Israeli company (“Israeli Parent”), Galil Medical Inc., a Delaware corporation (“Parent”), and Galil Merger Sub, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 3 and the Schedule TO relate to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Perseon Corporation, a Delaware corporation (“Perseon”), other than Shares owned by Israeli Parent, Parent and Purchaser, at a purchase price of $1.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the “Public Warrants”), other than Public Warrants owned by Israeli Parent, Parent and Purchaser, at a purchase price of $0.02 per Public Warrant, net to the seller in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2015 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments to Items 1 through 9, Item 11, and Item 12 of the Schedule TO are hereby made. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired by its terms at 11:59 P.M., New York City time, on Monday, December 21, 2015. Based on final information provided to Purchaser and Parent by Wells Fargo Bank, N.A., the Depositary for the Offer, 6,263,504 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 64% of the shares of the Company’s common stock outstanding as of the close of business on December 21, 2015, and 2,119,200 Public Warrants were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 16% of the Company’s Public Warrants outstanding as of the close of business on December 21, 2015.  As a result, the Minimum Public Warrant Condition was not satisfied. Additionally, Parent has been unable to obtain Financing sufficient to satisfy the Financing Condition.

Purchaser and Parent have not waived the Minimum Public Warrant Condition or the Financing Condition.

Therefore, Shares and Public Warrants tendered into the Offer have not been accepted for payment and Purchaser has instructed the Depositary to promptly return all Shares and Public Warrants tendered into the Offer to the tendering stockholders and Public Warrant holders, without any action required on the part of the stockholders or Public Warrant holders.

Additionally, on December 22, 2015, Parent notified Perseon that Parent and Purchaser were terminating  the Merger Agreement under Section 8.1(b)(ii) of the Merger Agreement because the Offer expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer. The Notice of Termination  of Agreement and Plan of Merger is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

On December 22, 2015, Parent issued a press release announcing the expiration of the Offer and the termination of the Merger Agreement. A copy of the press release is filed as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated herein by reference.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of Exhibits:

(a)(1)(xi)                      Press Release, dated December 22, 2015.

(d)(4)                                        Notice of Termination of Agreement and Plan of Merger, dated as of December 22, 2015, from Galil Medical Inc. to Perseon Corporation.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2015

PURCHASER:

Galil Merger Sub, Inc.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

PARENT:

Galil Medical Inc.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

ISRAELI PARENT:

Galil Medical Ltd.

By:	/s/ Martin J. Emerson
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(xi)	Press Release, dated December 22, 2015.

(d)(4)	Notice of Termination of Agreement and Plan of Merger, dated as of December 22, 2015, from Galil Medical Inc. to Perseon Corporation.